

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2021

Kenneth Tuchman
Chief Executive Officer
TTEC Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado 80112

> **Re: TTEC Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **File No. 001-11919**

Dear Mr. Tuchman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Trade & Services
